

Philip Herman - Digital Marketing (SEM, SEO, PPC)

· 3rd

 **Bodha, Inc.**

 **University of Toledo**

Owner at Frontline Digital

Dayton, Ohio, United States · 500+ connections · **Contact info**

Featured



Expert Quoted In "2016 Election Digital Advertising Spending to Eclipse $1 Billion, Up 5,000%"
TheStreet

"The evolution of hyper-targeting through online sites lik Facebook and Google have made it easier for political candidates to focus their funds in a more efficacious way Philip Herman... "These sites collect information on how

Experience



Chief Marketing Officer
Bodha, Inc.
Jul 2020 – Present · 7 mos
New York City Metropolitan Area

President Of The Board Of Directors

Dayton International School
Nov 2019 – Present · 1 yr 3 mos
Dayton, Ohio Area

Dayton International School (DIS) prepares students with the academic, social and language skills needed to be successful in our multicultural, multilingual world. DIS provides a bilingual education that fosters intercultural understanding and a global perspective.

Owner

FrontLine Digital
Jul 2017 – Present · 3 yrs 7 mos
Centerville, OH

- Help companies grow revenue with customized digital marketing plans
- Build, test, and optimize advertising campaigns in Google Ads, Bing, Facebook, & many more
- Execute multilayered trend analysis to determine best marketing avenues
- Analyze websites and used analytics data to improve traffic   ...see mor



Owner

Dry Fog Germ Defense
Apr 2020 – Present · 10 mos
Dayton, Ohio, United States

Dry Fog Germ Defense provides disinfection to homes and commercial environments with the same machines that are used in hospitals and universities throughout the country. The Dry Fog application generates a turbulent dry mist of broad spectrum disinfectant that kills a broad range of bacteria, viruses, fungi and spores with a 99.9999 % validated kill of C-Diff ...see mor



Digital Marketing Manager

Strategic Franchising Systems
May 2014 – Jul 2017 · 3 yrs 3 mos
Cincinnati Area

- Managed and monitored digital marketing presence for over 500 franchise businesses
- Provided data, recommendations and business support to over 150 franchise owners
- Established and managed the maintenance of over 100 pay per click campaigns
- Coordinated with external vendors and agencies to secure services for franchisee ...see mor

Show 2 more experiences ⌄

Education



University of Toledo

Bachelor's degree, Digital Marketing

Centerville High School

High School Diploma

Licenses & certifications



Inbound Certification

HubSpot

Issued May 2016 · No Expiration Date

See credential



Google AdWords

Google

Issued Nov 2013 · No Expiration Date



Google Analytics

Google

Issued Jan 2012 · No Expiration Date

Volunteer experience

Board Chair - IT & Website

The Puerto Rican, American and Caribbean Organization

2018 – Present · 3 yrs



